

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 17, 2024

Eric Chan
Chief Executive Officer
Lanvin Group Holdings Ltd
4F, 168 Jiujiang Road
Carlowitz & Co, Huangpu District
Shanghai, 200001, China

> **Re: Lanvin Group Holdings Ltd**
> **Registration Statement on Form F-3**
> **Filed January 12, 2024**
> **File No. 333-276476**

Dear Eric Chan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing